NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA REPORTS IN EXCESS OF 1 MILLION
OUNCES OF GOLD AT TAURUS

January 31, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce the completion of a National Instrument 43-101 (“NI 43-101”) compliant resource estimate for Bonanza’s 100% owned Taurus Project located in the historic mining camp of Cassiar, in Northern British Columbia. The inferred mineral resource estimate was based on over 370 drill holes with a combined length of 41,500 meters of diamond drilling and totaled 1,040,000 contained ounces of gold in 32,386,000 tonnes averaging 1 gram/tonne. A summary of the estimate, effective January, 2006 as prepared by Wardrop Engineering Inc. (“Wardrop”), which includes seven known zones, is as follows:

INFERRED MINERAL RESOURCE

Zone Name	Tonnes (000’s)	Average Grade	Contained Ounces of
		(grams/tonne Gold)	Gold
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
TOTAL	32,386	1.00	1,040,886

In calculating the resource estimate, unsampled intersections were set to zero grade, resulting in a conservative estimate according to Wardrop. Carrying out this sampling of previously drilled intercepts, combined with the additional infill drilling recommended by Wardrop may result in a positive impact to the resource estimate of Taurus.

Wardrop of Vancouver, British Columbia, is a well respected, 600-person, 50-year-old consulting company specializing in geology, engineering, environmental and management services to the natural resource sector.

The Taurus project is an advanced staged disseminated gold project, located near the historic mining camp of Cassiar, in Northern British Columbia. Between 1979 and 1997 over 41,500 meters of diamond drilling was completed on the property, including 12,700 meters by Cyprus Canada, Inc. between 1994 and 1996. Cyprus Canada, Inc envisioned a large open pittable, high tonnage mine.

To further advance this exciting project, Wardrop recommends a program consisting of in-fill drilling, additional metallurgical testwork including metallurgical dedicated drill holes, re-logging and re-sampling of pre-1995 core to ensure consistent lithological descriptions and finally an updated geologic model. The cost for this next phase of assessment at Taurus is estimated at approximately C$500,000. Upon completion of this work, Bonanza should be in a position to evaluate Taurus’ economic viability.

Brian Kirwin, President and CEO, commented, “This study confirms our view that Taurus hosts a very significant gold resource, with the potential to support a large open pittable mine. In light of current gold prices well above US$500 per ounce additional work is warranted on this valuable gold asset”

The supporting Technical Report in compliance with NI 43-101 was based on a cutoff of 0.50 grams of gold per tonne and a rock density of 2.7 tonnes per cubic meter. The technical report will be accessible at http://www.sedar.com and on Bonanza’s website www.americanbonanza.com within 10 days Trends of mineralization were established using indicator kriging techniques. Block models for each of the 7 areas were generated using 15 x 15 x 5 meter blocks and then interpolated utilizing Datamine mining software. This estimate compares favorably with previously released pre-NI 43-101 historical resource estimates for this property.

Wardrop visited the project site from the 18th to 20th of October 2005. During the site visit core was reviewed and drill hole collar positions were verified. A total of 3,477 samples were checked out of a database of 15,787. Verification of the database carried out by Wardrop indicates that the database is of a quality that meets industry standards for post 1994 drill holes. These drill holes make up the larger portion of the data base. It was not possible to comment on earlier samples, as there is little to no documentation. There is however, no reason to assume that the earlier samples were not collected to industry standards.

This estimate is of Inferred resources that have not been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Additionally, these Inferred resources will require additional exploration drilling to upgrade them to Measured and Indicated resources and/or to increase them.

The Cassiar area was first explored by placer miners in 1874, nearly 25 years before the Klondike gold rush. Rocks of the Sylvester Allochthon, an accreted terrane of Mississippian to Triassic age, underlie the Taurus property. The Sylvester Group can be divided into three major divisions (Nelson et al., 1988). The base of the group, Division I, is composed of mainly chert and black argillite, with lesser sandstone, siltstone, diorite and diabase sills, and bedded quartz-pyrite-barite exhalites. Division II, which hosts mineralization at Taurus, is made up of basaltic flows and breccias, chert and argillite, intercalated with variably altered, narrow bodies of ultramafic rocks. The highest exposed structural level of the allochthon, Division III, is comprised of island arc volcanic rocks of basic to felsic composition and limestones. The Sylvester allochthon is intruded by the late Cretaceous Cassiar batholith to the west, and several other smaller stocks in the Cassiar area ranging in age from 90 Ma to 50 Ma. In terms of composition, these intrusive rocks are quartz monzonites. The Taurus property and surrounding area are underlain by an upright sequence of Division II massive to pillowed to rarely amygdaloidal, medium grey-green basaltic flows, chert and argillite, occasional ultramafic flows or sills, and mafic and lamprophyre dykes.

Two types of gold mineralization are predominantly hosted in altered basalt. The first (designated T4) consists of pyritic quartz veins which are best developed at the Taurus Mine and 88 Hill Areas, in three main structural trends. At the Taurus Mine most of the ore came from five veins. Four of these veins had a nearly east west strike while Vein 5 had a strike of about 50 degrees. The second type of mineralization (designated T3), termed disseminated pyritic or pyrite – carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. The banded appearance is actually a shear fabric with basalt altered to sericite/muscovite + dolomite +/- leucoxene +/- quartz. Un-mineralized quartz + carbonate vein-lets are common, as are irregular, hairline, locally graphitic fracturing.

The qualified person who is responsible for the preparation of the technical information in this press release is Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

Other Corporate Developments
Bonanza is very pleased to announce the appointment of Mr. Robert Hawkins as Vice President, Exploration.

Mr. Hawkins holds a MS degree in geology and has worked in all phases of exploration for over 33 years. Most recently he was Vice President, Exploration for Metallic Ventures Gold Inc. during the period 1998 to 2005 and prior thereto with Cobre Mining Company from 1993 to 1998. During this period while with both Metallic Ventures and Corbre Mining Mr. Hawkins was instrumental in acquiring and further developing their portfolio of valuable projects. As an exploration geologist and project manager for FMC Corp. and Freeport Minerals Company during the 1970s and 1980s he is credited with the discovery of the Jerritt Canyon gold deposit in Nevada and the Richmond Hill gold deposit in South Dakota. Mr. Hawkins has explored and worked in most known gold and base metal environments around the world.

For additional information about Bonanza please visit our website at www.americanbonanza.com .

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This press release uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining exploration is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464